FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

       Filed pursuant to Section 16(a) of the Securities
                      Exchange Act of 1934



1. Name and Address of Reporting Person:


Melnick                           David
(Last)                           (First)


195 Carter Drive    Edison            NJ               08817
(Street)            (City)          (State)            (Zip)


2. Issuer Name and Ticker or Trading Symbol:


Pentech International Inc./PNTK

3. IRS or Social Security Number of Reporting Person (Voluntary):



4. Statement for Month/Year:

December 1999

5. If Amendment, Date of Original (Month/Year):




6. Relationship of Reporting Person to Issuer (Check all applicable):

   X       Director

   X       10% Owner

   X       Officer (give title below)

           Other (Specified below)

President and Chief Executive Officer

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:

1. Title of Security:

Common Stock

Common Stock

Common Stock

Common Stock

Common Stock

2. Transaction Date (Month/Day/Year):

12/29/99

12/27/99

12/27/99

12/23/99

12/22/99


3. Transaction Code:
   Code          V

    P

    P

    P

    P

    P


4. Securities Acquired (A) or Disposed of (D):

Amount            (A) or (D)           Price

3,000                     A             .8125

  600                     A             .8125

2,400                     A             .84375

3,000                     A             .84375

3,000                     A             .78125

5. Amount of Securities Beneficially Owned at End of Month:

2,034,998*

6. Ownership Form-Direct (D) or Indirect (I):

D

D

D

D

D

7. Nature of Indirect Beneficial Ownership:










Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):

1. Title of Security:



2. Conversion or Exercise Price of Derivative Security:



3. Transaction Date (Month/Day/Year):



4. Transaction Code:
   Code          V



5. Number of Derivative Securities Acquired (A) or Disposed of
(D):



6. Date Exercisable and Expiration Date (Month/Day/Year):


(Date Exercisable)                   (Expiration Date)

7. Title and Amount of Underlying Securities:


(Title)                          (Amount of Number of Shares)

8. Price of Derivative Security:




9. Number of Derivative Securities Beneficially Owned at End of
Month:



10. Ownership Form of Derivative Security: Direct (D) or Indirect
(I):



11. Nature of Indirect Beneficial Ownership:



Explanation of Responses:

*   Includes 843,228 shares of Pentech International Inc. Common
Stock (the "Common Shares") owned by his wife, 251,450 Common
Shares owned by his minor children and options to purchase 80,000
Common Shares which are presently exercisable.


s/David Melnick                                    2/9/00
Signature of Reporting Person                       Date



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